Sit Investment Associates
Mutual Funds Newsletter

Fall 2017

Luncheon Speakers Forecast Stronger Economic Growth

Sit Mutual Funds Director Dr. Sidney Jones spoke about the global economy at this year's shareholder luncheon on October 23rd. The current U.S. economic reports include more balanced economic growth (between investment and personal consumption), moderate inflation, an extremely low reported unemployment rate, and possible growth-friendly fiscal and monetary policies. Jones said rapidly rising consumer debt, a declining savings rate, excellent job growth, rising incomes, and the wealth effects of rising stock and housing markets all provide a strong fundamental foundation for the economy. He believes the risks to U.S. expansion are political, social and national security tensions. China and India both report high economic growth; Russia and Brazil are back from serious recessions; and the rest of the developing world is improving.

Jones continues to caution that America's Federal budget deficit poses serious problems. Currently at $20 trillion, the Congressional Budget Office projects the deficit will grow a cumulative $10.1 trillion deficit in ten years, bringing the gross national debt to $30 trillion. Although the Trump administration's proposed tax cuts are promised to create rapid growth and allow debt to be repaid, Jones believes these measures will have little positive impact on the deficit, but corporate tax cuts and reforms would encourage growth.

More optimistic than Jones, CEO and Global Chief Investment Officer Roger Sit said the Trump administration's proposals of deregulation, repatriation of U.S. foreign corporate cash, lower corporate tax rates, personal income tax rate reform and infrastructure spending could provide beneficial tailwinds for the economy. Because the details of Trump's initiatives are not yet known, it is difficult to quantify the benefits. Sit cautioned that bipartisanship, government bureaucracy, and presidential missteps could limit proposed policy changes and reforms.

Based on what is now known, the most likely beneficiaries of corporate tax rate reductions are the companies and sectors with the largest U.S. sales exposures. Sit said the full benefits of corporate tax rate cuts might be offset by the anticipated loss of interest deductibility. Repatriated offshore corporate cash (at very low or no taxes) could bring a an influx of money into the economy and stimulate growth. Deregulation would be a significant benefit, as government rules and intervention have become increasingly burdensome to businesses – amounting to $1.9 trillion in 2016. Alleviating some of these headwinds, as the administration proposes, would stimulate growth. If some of the Trump agenda can be achieved, Sit thinks U.S. growth in the 3% to 4% range is possible.

Stronger economic growth should lead to stronger company fundamentals, which should lead to higher stock prices. Sit believes the calm, strong market that we've enjoyed for many months, where sectors and stocks moved in correlation with each other, will likely change as a result of less government intervention in the economy. The Federal Reserve, in particular, is starting to wean us off the economic stimulus by reducing its quantitative easing program and raising interest rates. (Sit is hopeful that future rate increases will be gradual, data dependent, and affordable so that growth is not impeded.) As equity markets shift from monetary policy-driven forces to ones driven by company fundamentals, we can no longer rely on accommodative policies to drive the market higher.

Passive investment management, which benefited from government stimuli and calmer markets worldwide, has been popular for the past nine years, but a shift back to active management is very likely. High sector and stock correlation, "rising tide lifts all boats", is not likely to continue. Sit expects stock market volatility to increase with the reduction of quantitative easing and interest rate increases, returning investing to a cycle of active management.

Equity price-earnings multiples are expanding in anticipation of more pro-growth initiatives and less regulation. Going forward, companies that deliver rising sales, expand margins and grow earnings will see their stock prices rise. Sit stressed that portfolio fundamentals and active management are likely to be rewarded in this market climate. The firm utilizes a "barbell" portfolio strategy balancing high quality, traditional growth stocks that have greater exposure in the U.S. and in developed markets on one side, with pro-cyclical growth companies potentially benefiting from Trump-themed policy changes on the other side. Anticipating a more volatile "up market", Sit thinks there is potential to participate, while continuing to manage portfolios consistently and responsibly.

Fixed Income President Mike Brilley spoke about the impact of the Fed funds rate on short and long-term bonds in periods of rising interest rates. He believes growth will remain moderate and the Fed funds rate will rise gradually, but in historical context, the Fed is still in an accommodative mode. The Fed's current intentions are to raise the Fed funds rate to 2.0% at the end of 2018 and 2.75% in 2019, when it is forecasting stability. That assumes perfect scenarios, so the Fed could slow or raise the rate depending on the economy. The 10-year Treasury yield should also rise due to higher short rates and higher inflation.

When the Fed funds rate reached 0%, the government added to debt by printing money to stimulate the economy. The Fed now intends to reduce the supply of money. The Fed's debt is currently about $4.5 trillion and it intends to reduce it to $2.0 trillion by 2022.

Most of the Fed's plan to reduce debt involves buying fewer bonds and letting the bonds it owns mature rather than selling them. When the Fed buys fewer bonds, a greater supply of straight Treasury and mortgage-backed bonds will be available to the public. Brilley believes the current yield curve reflects a healthy economy and that we can look forward to several years of continued growth. Based on the expectation of higher interest rates, Sit Mutual Funds is managing bond portfolios with short durations. In addition to significantly reducing durations in our municipal bond portfolios, we are maintaining high credit quality levels.

Investment Outlook and Strategy Summary
by Roger J. Sit - Chairman and Chief Investment Officer



The economic costs of Hurricanes Harvey and Irma could exceed $200 billion, distorting near-term economic data due to a 20 to 30 basis point drag on third quarter U.S. real GDP. Rebuilding efforts should provide a moderate boost in subsequent quarters. History shows that even disasters of this magnitude are unlikely to alter the trajectory of GDP growth over the longer horizon.

Synchronized global growth, improving domestic demand, enhanced profitability, and modest regulatory relief have buoyed business confidence and willingness to make capital outlays and build inventory. Corporate capital spending and private inventories appear poised to improve in coming quarters.

The Federal Reserve intends to reduce slowly the size of its balance sheet over an extended period by letting assets naturally run-off (i.e., mature) at a rate of $10 billion per month for the first three months and then incrementally ramp to a maximum run-off rate of $50 billion per month thereafter. We believe that a protracted balancing of accommodative monetary policy is unlikely to derail economic growth in the intermediate term. However, significant personnel changes in the Federal Open Market Committee could result in a more hawkish policy stance by the Fed.

We currently forecast U.S. annual growth for 2017 and 2018 at +2.0% to +2.5%, respectively, with potential upside from the administration's fiscal policies and improved capital spending. The tax plan includes a tax cut of $1.5 trillion over ten years. If implemented early next year, it could add an estimated 50 basis points to 2018 GDP growth. Analysis from the Tax Policy Center and the Committee for a Responsible Federal Budget suggest that the tax plan would reduce federal revenue by $2.2 to $2.4 trillion over the next decade. These projections do not incorporate the impact of accelerated growth potential from tax reform. We see little chance that tax legislation in its current form will pass, as certain components of the plan will lack support, but we remain optimistic that Congress will be able to implement some level of tax reform that will stimulate the economy.

The Euro Area economy, which has improved modestly in recent quarters, is on more solid economic footing, but we see little evidence to imply that GDP growth will accelerate further. We forecast Euro Area real GDP growth will remain around +2.0% in 2017 and 2018. In the United Kingdom, Brexit-related uncertainty continues to restrain economic activity. We continue to project that U.K. real GDP growth will slow to an annual pace of about +1.5% over the next couple of years as outcomes from the exit remain unclear, putting downward pressure on confidence and spending.

Japan's economy is growing at a +2.5% annualized pace in the most recent quarter, outpacing earlier modest expectations. Japan's growth has been supported by exports and stimulus spending, and its consumer spending has perked up as well. However, Japan's structural challenges, evident in stagnant wages and limited inflation, will prevent a sustained pick-up in domestic demand, capping the country's growth potential. We forecast 2017 growth to +1.0%, but expect low levels of growth in 2018 as the benefit from stimulus spending fades and consumption slows.

In emerging markets economies, we expect China's GDP growth to moderate slightly in the second half of 2017 due to reduced policy support, ongoing environmental enforcement, and moderating credit growth. India's GDP is expected to strengthen to +6.8% in fiscal 2018 on improved industrial production and inventory restocking, following demonetization and its Goods & Services Tax. South Korea's president plans to pursue policies pledged in his election campaign, which include job creation, wage increases, chaebols (business conglomerates) reform, and stronger trade, but North Korea's ongoing provocations risk sidelining/delaying his agenda. Brazil's GDP growth has resumed, but political risks will curtail rapid expansion.

Fixed Income

Taxable Bonds: The yield curve continued to flatten during the third quarter of 2017 as yields rose more in shorter maturities (1-3 years) than in longer maturities (10-30 years). We expect it to continue to flatten naturally as the Fed continues to raise short-term interest rates and begins implementing its balance sheet reduction program.

We anticipate that the Fed will raise the Fed funds rate by another 25 basis points in December and one or two more 25 basis point increases in 2018, depending on the success of the balance sheet reduction. President Trump will likely appoint an advocate for his policies when Chair Yellen's term ends in 2018, and new people could fill five of twelve positions at the Fed. If this happens, we would expect the Fed to be less interventionist than it has been in the past, which may involve an accelerated pace of balance sheet reduction and the possible elimination of paying banks interest on excess reserves.

We expect economic growth to continue at the current pace, allowing the Fed to continue its path of "normalization." We anticipate that upcoming quarters will present trading opportunities surrounding the Fed's implementation of balance sheet reduction and tax reform legislation. The dampening of interest rate deductibility could spur near-term issuance, initially widening spreads only to narrow them next year on lower supply. We maintain positions in high-coupon, seasoned agency mortgages, as these securities benefit from a slow-down in prepayment activity and exhibit very little interest rate sensitivity. Overall, Sit Mutual Funds are positioned defensively against a rising interest rate environment and to benefit from a flattening of the yield curve.

Municipal Bonds: Across the yield curve, there were no net yield movements of greater than 10 basis points either up or down. Overall returns were positive during the quarter. All duration indices posted a third consecutive quarter of positive returns, with third quarter performance being generally better for longer maturities – particularly in the 15- to 20-year range. All investment-grade index returns continue to be positive on the year, with the Baa index the best performing category for the year. Even as Puerto Rico lags significantly due to its debt problems and the effects of Hurricanes Irma and Maria, performance of the High Yield Index continues to be bolstered by exceptionally strong tobacco, GO, and IDR/PCR performance. Both the housing and hospital sectors are among the best performers of the Revenue Bond Index year to date. We continue to emphasize housing bonds, as they traditionally offer strong relative and defensive value over longer periods.

We expect 2017 total municipal bond issuance to finish near the longer-term average, which would be about 15% less than last year. Refundings in 2017 have comprised less than 40% of all 2017 issuance, compared to 50% in 2016. The year to date cumulative municipal bond inflows are reported at just over $13 billion through September 2017.

As Washington focuses on tax reform, material change to the tax-exempt status for municipal bonds is not widely expected to occur. A potentially impactful, broad-reaching infrastructure bill seems to be on the back burner with no action on legislation forecasted before 2018. We believe that neither piece of legislation will move quickly enough at this point to materially impact tax-exempt bond performance in 2017.

We continue to have high confidence in the strong fundamental credit quality that the vast majority of municipal bonds provide. The Sit Funds' tax-exempt strategy will continue to place heavy emphasis on bonds with premium coupons that provide meaningful current income. We expect to maintain most portfolio durations near

their current levels while also continuing to focus on investing in bonds with higher credit quality ratings and short call features with limited extension risk. We view diversification as a key tenet in managing portfolio credit risk.

Global Equities

Equity markets have remained surprisingly resilient in the face of elevated geopolitical tensions and partisan conflict in Washington. Ongoing strength in larger capitalization, growth-oriented stocks has led U.S. equity markets higher thus far in 2017, with the Russell 1000® Growth Index generating a total return of +20.7% in 2017 through September. In contrast, the Russell 2000® Value Index produced a +5.7% return for the same period. Internationally, Chinese stocks have performed extremely well this year, with the MSCI China Index generating a +14.8% return in the third quarter and +43.4% year to date. The MSCI Europe Index continued its positive streak, generating a +6.5% third quarter return and +23.4% year to date. The MSCI Japan Index has generally lagged in 2017. While underperformers and value stocks could generate a "catch-up" trade in the near term, we anticipate that investors will continue to gravitate to quality growth stocks.

Sit global equity fund portfolios are overweight the U.S., Europe and Asia (ex. Japan), while underweight Japan and Latin America. Tax reform and increased infrastructure spending, in addition to ongoing deregulation, could potentially accelerate U.S. GDP growth further if successfully implemented. Better business and consumer confidence could also lead to stronger spending if there is policy follow-through. However, geopolitical tensions, potential trade wars, partisan conflict, and moderation of easy monetary policy present downside risks. Given the wide range of possible outcomes, we continue to implement a diversified "barbell" strategy across equity funds that encompasses a combination of visible growth sectors and

pro-cyclical, Trump policy beneficiaries. We've increased our exposure to financials, which stand to benefit from a rise in U.S. interest rates, deregulation and tax reform. We have added to capital goods stocks with the expectation for an improved environment for capital spending.

While we expect modest political risks in the Euro Area, we remain positive due to encouraging macro conditions and less expensive valuations relative to the U.S. market. However, we remain mindful of actual and expected changes in central bank policy and their potential impact on market volatility.

We are cautious on stocks with emerging market exposure due to the strong U.S. dollar. We are becoming incrementally more cautious on China equities given our expectation for moderating economic growth. We remain positive on information technology, healthcare, and consumption upgrade sectors. We favor quality names that have strong earnings growth, healthy balance sheets, and exposure to secular trends. We also remain positive on the Indian and South Korean equity markets. India's robust retail credit growth and strength in the rural economy in a good monsoon season should fuel discretionary consumption. Consumer spending has shown signs of recovery. We continue to like sectors related to a stronger economy: consumer, financials, and information services. We're expecting the South Korean president's supplementary budget of new jobs and higher wages to boost economic growth and benefit consumer and financial stocks. We're also optimistic on the technology sector.

Although valuations remain appealing and corporate profits continue to rise amid strengthening overseas demand and a weakened yen, we remain underweight Japanese equities, as policy efforts to boost growth have stalled. Where we do have exposure in Japan, we prefer a mix of overseas-exposed names and defensive consumption stocks.

Remembering the Crash of 1987 by Steve Benjamin, CEBS, CRPC

Do you remember where you were 30 years ago, specifically on Monday, October 19, 1987? In case you forgot, that was the day the Dow Jones Industrial Average (DJIA) plunged 508 points – a whopping 22.6%! – and which later came to be known as Black Monday.

I was in my early twenties and working at a large financial services firm. My phone never stopped ringing that day as I spoke with rattled and fearful clients from all over the country. Virtually everyone instructed me to sell 100% of their stock funds and move the proceeds into a bond or money market fund. By doing so, they locked in their losses. (A couple of investors wisely and eagerly instructed me to do the opposite!) As mentioned in previous articles, when people make investment decisions based on emotions, the results can be ugly. Had these investors been patient, they would have seen that the DJIA was actually up 2% that year, and climbed almost 12% and 27% in the following two years.

Because the current bull market is more than eight years old, some investors are on edge that another crash could happen at any moment. But after Black Monday, the stock market adopted trading curbs or "circuit breakers" that are intended to bring trading to a halt when there is a large market downturn. Over the years, circuit breaker rules have been tweaked so that today, trading will stop when the market declines 7%, 13% and 20%. These are referred to as Level 1, Level 2 and Level 3 circuit breakers, respectively. Each day, the levels are recalculated using the prior day's closing price of the S&P 500 Index.

Generally, when a market decline triggers a Level 1 or Level 2 circuit breaker, market-wide trading will stop for 15 minutes. If the market then falls enough to prompt a Level 3 circuit breaker, market-wide trading will end for the rest of the day. The hope is that with circuit breakers in place, investors will catch their breath, reassess the situation and, perhaps in some cases, refrain from selling simply for the sake of selling.

After the Great Recession of 2007-2009, some people vowed never to invest another dime in a stock or stock fund. Still others moved all of their money to a bank. While money is generally secure in a bank, there's a price to pay for that safety – a low return. For example, if the annual interest rate on a bank savings account is 0.1% and the annual inflation rate is 2%, one's purchasing power falls by 1.9%. In other words, $100 is worth only $98.10 a year later. After a few years, losses can really add up, even though it doesn't feel like anything has been lost. To add insult to injury, savings account interest is taxable.

The answer is simply to diversify your investments. Your portfolio might consist of a variety of products, each designed to play a different role. If you're not sure where to begin, our investor services representatives are here to help at 1-800-332-5580.

2017 Capital Gains

Sit Mutual Funds will pay capital gains on December 19, 2017 to shareholders of record on December 18, 2017. For advance tax-planning purposes, we have posted estimates of these gains on our website at www.sitfunds.com. Actual gains will be available on the website on December 19, 2017.

Required Minimum Distributions

If you are 70½ or older, don't forget to take your Required Minimum Distribution (RMD) from your IRA by December 31st. If not taken, the IRS will assess a 50% penalty tax, in addition to the income tax you would have owed on the distribution. If you'd like, you can have future RMDs processed automatically each year. For more information, visit our website or call an investor services representative.

2018 Investment Seminars

Join us for breakfast or lunch at our 2018 investment seminars. Breakfast sessions begin at 7:30 a.m. at the Edina Country Club located at 5100 Wooddale Avenue, Edina, MN. Lunch sessions begin at noon in the third floor conference room of the IDS Tower at 80 South 8th Street in downtown Minneapolis. Seminars are free, but reservations are required. Call Steve Benjamin at 612-359-2554 or send an email to spb@sitinvest.com to reserve your spot.

For details of the 2018 investment seminars, please visit the Sit Mutual Funds seminar webpage at http://www.sitfunds.com/2018-investment-seminar-schedule/

February 27, 2018	*Long-Term Investing in a Short-Term World*
April 3, 2018	*The Crazy, Complicated World of the IRS*
April 24, 2018	*Conventional Wisdom, Your Money and You*

Sit Dividend Growth Fund

As of September 30, 2017

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)
Class I Shares	**3.57**	**15.80**	**9.54**	**12.45**	**8.08**	**9.58**	**1.49**
S&P 500® Index	4.48	18.61	10.81	14.22	7.44	8.34	
Class S Shares	**3.52**	**15.57**	**9.27**	**12.18**	**7.81**	**8.85**	**1.24**
S&P 500 Index	4.48	18.61	10.81	14.22	7.44	8.23	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Microsoft Corp.	3.0	Apple, Inc.	2.4
Verizon Communications, Inc.	3.0	Home Depot, Inc.	2.3
Johnson & Johnson	3.0	Abbott Laboratories	2.1
JPMorgan Chase & Co.	2.7	Becton Dickinson and Co.	2.1
DowDuPont, Inc.	2.7	Broadcom, Ltd.	2.0
		Total	25.3

PORTFOLIO SECTOR ALLOCATION (%)

Finance	16.3
Health Technology	14.0
Producer Manufacturing	9.6
Electronic Technology	9.5
Technology Services	6.5
Process Industries	5.9
Consumer Non-Durables	5.8
Retail Trade	4.8
Sectors Less Than 4.5%	26.4
Cash and Other Net Assets	1.2

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$947.7
S Share Assets (Millions):	$64.3
Number of Holdings:	84
Wtd. Avg. Market Cap (Billions):	$133.2
Median Market Cap (Billions):	$49.1
Turnover Rate:	14.6 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 27 years
Kent L. Johnson, CFA, 28 years
Michael J. Stellmacher, CFA, 26 years

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	0.70%	0.95%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Dividend Growth Fund is found on page 19.

5

Sit Small Cap Dividend Growth Fund

As of September 30, 2017

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the Russell 2000® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying, growth-oriented common stocks that it believes exhibit the potential for growth and growing dividend payments. The Adviser invests in companies with maximum capitalizations, at the time of purchase, of $3 billion or the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 27 years
Kent L. Johnson, CFA, 28 years
Robert W. Sit, CFA, 26 years
Michael T. Manns, 30 years

FUND DETAILS

	Class I	Class S
Ticker:	SSCDX	SDFSX
CUSIP:	82980D-86-3	82980D-85-5
Inception Date:	3/31/15	3/31/15
Expense Ratio:	1.00%	1.25%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	Annualized Returns: Since Inception	30-Day SEC Yield(1)
Class I Shares	**4.31**	**16.54**	**22.40**	**0.86**
Class S Shares	**4.25**	**16.27**	**21.64**	**0.62**
Russell 2000® Index	5.67	20.74	23.32	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets
MKS Instruments, Inc.	2.5
East West Bancorp, Inc.	2.4
Orbital ATK, Inc.	1.7
Legg Mason, Inc.	1.7
Provident Financial Services, Inc.	1.7

Company Name	% of Net Assets
Scotts Miracle-Gro Co.	1.7
Thor Industries, Inc.	1.7
Phibro Animal Health Corp.	1.6
Wintrust Financial Corp.	1.6
Shenandoah Telecommunications Co.	1.6
Total	18.3

PORTFOLIO SECTOR ALLOCATION (%)

Finance	23.8
Producer Manufacturing	9.8
Process Industries	8.7
Consumer Services	6.6
Consumer Durables	5.8
Electronic Technology	5.4
Health Technology	5.4
Technology Services	4.4
Sectors Less Than 4.4%	26.7
Cash and Other Net Assets	3.4

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$13.4
S Share Assets (Millions):	$3.7
Number of Holdings:	100
Wtd. Avg. Market Cap (Billions):	$4.5
Median Market Cap (Billions):	$3.9
Turnover Rate:	6.0 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Fund invests in small-cap stocks, which involve additional risks such as limited liquidity & greater volatility. **Russell 2000® Index** is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Dividend Growth Fund is found on page 19.

Sit Global Dividend Growth Fund

As of September 30, 2017

FUND PERFORMANCE (%)

| | 3 Month | Annualized Returns | | | | 30-Day SEC Yield[1] |
		1 Year	3 Year	5 Year	Since Inception	
Class I Shares	**4.38**	**13.40**	**6.27**	**8.55**	**8.96**	**1.64**
Class S Shares	**4.32**	**13.13**	**6.02**	**8.30**	**8.69**	**1.40**
MSCI World Index	4.84	18.17	7.69	10.99	8.26	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	23.2
Producer Manufacturing	10.3
Health Technology	9.1
Consumer Non-Durables	8.2
Process Industries	7.8
Technology Services	6.1
Electronic Technology	5.9
Communications	4.9
Sectors Less Than 4.9%	20.4
Cash and Other Net Assets	4.1

PORTFOLIO COUNTRY ALLOCATION (%)

United States	59.8
Switzerland	5.4
United Kingdom	5.3
Netherlands	4.9
Germany	4.0
Canada	3.4
Spain	3.0
Ireland	1.9
7 Countries Less Than 1.9%	8.2
Cash and Other Assets	4.1

TOP TEN HOLDINGS

Company Name	% of Net Assets
Microsoft Corp.	3.5
JPMorgan Chase & Co.	2.8
Verizon Communications, Inc.	2.5
AbbVie, Inc.	2.2
Pfizer, Inc.	2.1
Iberdrola SA	2.1
ING Groep NV, ADR	2.1
Apple, Inc.	2.0
Diageo, PLC, ADR	2.0
Johnson & Johnson	1.9
Total	13.1

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$27.4
S Share Assets (Millions):	$3.6
Number of Holdings:	69
Wtd. Avg. Market Cap (Billions):	$132.5
Median Market Cap (Billions):	$71.4
Turnover Rate:	4.1 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

	Style		
	Value	Blend	Growth
Large		■	
Mid			
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
 Roger J. Sit, 27 years
 Kent L. Johnson, CFA, 28 years
 Raymond E. Sit, 25 years
 Michael J. Stellmacher, CFA, 26 years
 Tasha M. Murdoff, 21 years

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed markets. The MSCI World Index consists of the following 24 developed market country indices: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom, and the United States (as of 12/31/12). It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Global Dividend Growth Fund is found on page 19.

Sit Balanced Fund

As of September 30, 2017

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE



FIXED-INCOME INVESTMENT STYLE



INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

 Roger J. Sit, 27 years
 Bryce A. Doty, CFA, 27 years
 Ronald D. Sit, CFA, 33 years

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	**3.37**	**12.79**	**7.72**	**9.13**	**5.63**	**7.02**
S&P 500® Index	4.48	18.61	10.81	14.22	7.44	9.48
Bloomberg Barclays Aggregate Bond Index	0.85	0.07	2.71	2.06	4.27	5.34

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Apple, Inc.	2.6
Alphabet, Inc.	2.4
Visa, Inc.	2.3
Microsoft Corp.	2.2
Facebook, Inc.	1.9

Bonds

Company Name	% of Net Assets
Security Benefit Life, 7.45%, 10/1/33	0.7
BlackRock Income Trust	0.7
MFS Intermediate Income Trust	0.6
FHLMC, 5.00%, 10/1/43	0.6
National Rural Utilities, 8.00%, 3/1/32	0.6

PORTFOLIO ALLOCATION (%)

Stocks	62.6
Bonds	33.8
Cash and Other Net Assets	3.6

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$26.0
Number of Holdings:	236

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500**® **Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Bloomberg Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Balanced Fund is found on page 19.

Sit ESG Growth Fund

As of September 30, 2017

FUND PERFORMANCE (%)

	3 Month	6 Month	Since Inception
Class I Shares	**4.52**	**9.97**	**18.24**
Class S Shares	**4.53**	**9.89**	**17.90**
MSCI World Index	4.84	9.06	23.91

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Johnson & Johnson	2.4	Home Depot, Inc.	2.4
3M Co.	2.4	Marriott International, Inc.	2.3
Starbucks Corp.	2.4	ING Groep NV, ADR	2.3
Microsoft Corp.	2.4	FedEx Corp.	2.3
Suncor Energy, Inc.	2.4	Pfizer, Inc.	2.3
		Total	23.7

PORTFOLIO SECTOR ALLOCATION (%)

Finance	20.5
Health Technology	10.8
Consumer Non-Durables	9.8
Technology Services	9.1
Consumer Services	8.4
Producer Manufacturing	7.6
Electronic Technology	5.0
Energy Minerals	4.9
Sectors Less Than 4.0%	19.7
Cash and Other Net Assets	4.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$2.7
Number of Holdings:	58
Wtd. Avg. Market Cap (Billions):	$135.1
Median Market Cap (Billions):	$75.5
Turnover Rate:	0.5 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in companies that the Adviser believes have strong environmental, social and corporate governance (ESG) practices at the time of purchase. Environmental factors may include, for example, environmental footprint, pollution impact and resource management. Social factors may include, for example, human capital concerns, product safety, workplace diversity and employee welfare. Governance factors may include, for example, corporate governance concerns, business ethics, sustainability policy and public policy concerns. The Fund invests in the common stock of U.S and foreign companies. The Fund invests primarily in companies of large to medium capitalizations (companies with market capitalization in excess of $2 billion).

INVESTMENT STYLE

Cap Size	Style		
	Value	Blend	Growth
Large			■
Mid			
Small			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
 Roger J. Sit, 27 years
 David A. Brown, 22 years
 Kent L. Johnson, CFA, 28 years
 Michael T. Manns, 30 years
 Tasha M. Murdoff, 21 years

FUND DETAILS

	Class I	Class S
Ticker:	IESGX	SESGX
CUSIP:	82980D-84-8	82980D-83-0
Inception Date:	6/30/16	6/30/16
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit ESG Growth Fund is found on page 19.

Sit Large Cap Growth Fund

As of September 30, 2017

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE

Style

	Value	Blend	Growth
Large			■
Mid			
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Roger J. Sit, 27 years
Ronald D. Sit, CFA, 33 years
Michael J. Stellmacher, CFA, 26 years

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	**4.78**	**20.65**	**11.14**	**12.97**	**7.07**	**10.08**
Russell 1000® Growth Index	5.90	21.94	12.69	15.26	9.08	11.23

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Alphabet, Inc.	6.5	Broadcom, Ltd.	2.7
Apple, Inc.	6.2	Applied Materials, Inc.	2.5
Microsoft Corp.	4.6	PepsiCo, Inc.	2.3
Facebook, Inc.	3.9	Adobe Systems, Inc.	2.1
Visa, Inc.	3.3	Home Depot, Inc.	2.0
		Total	36.2

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	25.6
Electronic Technology	14.3
Health Technology	9.6
Consumer Services	8.3
Producer Manufacturing	8.3
Finance	5.8
Consumer Non-Durables	5.7
Retail Trade	5.7
Sectors Less Than 5.0%	15.6
Cash and Other Net Assets	1.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$115.9
Number of Holdings:	74
Wtd. Avg. Market Cap (Billions):	196.7
Median Market Cap (Billions):	73.5
Turnover Rate:	3.9 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Large Cap Growth Fund is found on page 19.

Sit Mid Cap Growth Fund

As of September 30, 2017

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	**2.60**	**16.96**	**6.95**	**10.99**	**5.27**	**11.51**
Russell Midcap® Growth Index	5.28	17.82	9.96	14.18	8.20	n/a

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 12/31/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Applied Materials, Inc.	3.2	Ecolab, Inc.	2.5
Broadcom, Ltd.	3.2	priceline.com, Inc.	2.5
Waste Connections, Inc.	3.0	Skyworks Solutions, Inc.	2.5
Arista Networks, Inc.	2.7	Marriott International, Inc.	2.4
TJX Cos., Inc.	2.6	Thermo Fisher Scientific, Inc.	2.3
		Total	27.0

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	16.3
Electronic Technology	15.0
Finance	10.1
Producer Manufacturing	9.4
Health Technology	8.5
Consumer Services	6.8
Retail Trade	5.3
Process Industries	5.1
Sectors Less Than 4.0%	20.1
Cash and Other Net Assets	3.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$158.2
Number of Holdings:	75
Wtd. Avg. Market Cap (Billions):	$25.9
Median Market Cap (Billions):	$10.6
Turnover Rate:	6.6 %

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 27 years
Kent L. Johnson, CFA, 28 years
Robert W. Sit, CFA, 26 years

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell Mid Cap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Mid Cap Growth Fund is found on page 19.

Sit Small Cap Growth Fund

As of September 30, 2017

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

- Roger J. Sit, 27 years
- Kent L. Johnson, CFA, 28 years
- Robert W. Sit, CFA, 26 years
- Michael J. Stellmacher, CFA, 26 years

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	**4.78**	**18.24**	**6.33**	**9.63**	**5.17**	**10.21**
Russell 2000® Growth Index	6.22	20.98	12.17	14.28	8.47	8.22

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Waste Connections, Inc.	2.9	Euronet Worldwide, Inc.	1.8
Skyworks Solutions, Inc.	2.4	Dunkin' Brands Group, Inc.	1.7
Arista Networks, Inc.	2.2	Scotts Miracle-Gro Co.	1.7
Take-Two Interactive Software, Inc.	2.2	Orbital ATK, Inc.	1.7
First Republic Bank/CA	2.1	On Assignment, Inc.	1.7
		Total	20.4

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	15.1
Technology Services	13.0
Finance	9.6
Electronic Technology	9.5
Producer Manufacturing	9.3
Consumer Durables	7.2
Consumer Services	6.1
Industrial Services	5.1
Sectors Less Than 5.0%	23.3
Cash and Other Net Assets	1.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$94.6
Number of Holdings:	93
Wtd. Avg. Market Cap (Billions):	$7.9
Median Market Cap (Billions):	$4.6
Turnover Rate:	8.6 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Growth Fund is found on the last page of this publication.

Sit International Growth Fund

As of September 30, 2017

FUND PERFORMANCE (%)

| | 3 Month | Annualized Returns | | | | |
		1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	**5.55**	**13.78**	**4.77**	**6.59**	**0.50**	**4.16**
MSCI EAFE Index	5.40	19.10	5.04	8.38	1.34	5.52

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	20.9
Consumer Non-Durables	12.1
Producer Manufacturing	11.0
Health Technology	7.6
Technology Services	6.7
Electronic Technology	6.2
Process Industries	5.8
Consumer Durables	4.8
Sectors Less Than 4.5%	22.1
Cash and Other Net Assets	2.8

PORTFOLIO COUNTRY ALLOCATION (%)

United Kingdom	22.7
France	10.6
Netherlands	10.5
Japan	8.7
Switzerland	7.9
China/Hong Kong	6.2
Germany	5.3
Canada	4.2
10 Countries Less Than 4.2%	21.1
Cash and Other Assets	2.8

TOP TEN HOLDINGS

Company Name	% of Net Assets
ING Groep NV	2.7
Nestle SA	2.6
Siemens AG	2.3
Iberdrola SA	2.3
DS Smith, PLC	2.1
Royal Dutch Shell, PLC, ADR	2.1
Reckitt Benckiser Group, PLC	2.1
RELX NV	2.0
Tencent Holdings, Ltd.	2.0
Diageo, PLC, ADR	1.9
Total	22.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$23.9
Number of Holdings:	72
Wtd. Avg. Market Cap (Billions):	$82.1
Median Market Cap (Billions):	$42.2
Turnover Rate:	3.2 %

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

Cap Size	Style		
	Value	Blend	Growth
Large			■
Mid			
Small			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Roger J. Sit, 27 years
Tasha M. Murdoff, 21 years

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI EAFE Index** (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the U.S. and Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit International Growth Fund is found on page 19.

Sit Developing Markets Growth Fund

As of September 30, 2017

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

Style

	Value	Blend	Growth
Large		■	
Mid			
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Roger J. Sit, 27 years
Raymond E. Sit, 25 years

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	1.40%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	**7.94**	**26.12**	**3.37**	**2.85**	**-0.87**	**4.29**
MSCI Emerging Markets Index	7.02	19.73	2.47	1.53	-1.07	3.56

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	17.3
Electronic Technology	13.8
Retail Trade	13.1
Consumer Services	9.9
Technology Services	6.5
Consumer Non-Durables	4.9
Energy Minerals	4.1
Consumer Durables	4.0
Sectors Less Than 4.0%	20.7
Cash and Other Net Assets	5.7

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	34.5
South Korea	11.1
South Africa	7.3
Taiwan	7.1
India	6.3
Brazil	5.9
Singapore	3.4
United States	2.9
10 Countries Less Than 2.9%	15.8
Cash and Other Assets	5.7

TOP TEN HOLDINGS

Company Name	% of Net Assets
Tencent Holdings, Ltd.	5.0
TAL Education Group, ADR	4.8
Alibaba Group Holding, Ltd., ADR	4.4
Samsung Electronics Co., Ltd.	4.1
Naspers, Ltd.	3.6
iShares MSCI India ETF	2.8
Shinhan Financial Group Co., Ltd.	2.5
NICE Systems, Ltd., ADR	2.4
CSPC Pharmaceutical Group, Ltd.	2.3
Taiwan Semiconductor Co.	2.3
Total	34.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$11.7
Number of Holdings:	53
Wtd. Avg. Market Cap (Billions):	$96.7
Median Market Cap (Billions):	$20.8
Turnover Rate:	3.0 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI Emerging Markets Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Developing Markets Growth Fund is found on page 19.

Sit U.S. Government Securities Fund

As of September 30, 2017

FUND PERFORMANCE (%)

		Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]
U.S. Government Securities	**0.21**	**-0.22**	**1.24**	**0.65**	**2.87**	**5.34**	**2.47**
Bloomberg Barclays Intermediate Government Index	0.34	-0.66	1.58	1.01	3.08	5.54	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

CMO	52.5
FNMA Pass-Through	21.3
GNMA Pass-Through	11.5
FHLMC Pass-Through	8.6
Asset-Backed	1.7
U.S. Treasury/Federal Agy.	1.3
Cash & Other Net Assets	2.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$608.9
Average Maturity:	19.0 Years
Effective Duration:	1.6 Years

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE

Duration

Quality	Short	Interm	Long
High	■		
Mid			
Low			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Michael C. Brilley, 49 years
Bryce A. Doty, CFA, 27 years
Mark H. Book, CFA, 30 years

FUND DETAILS

Ticker:	SNGVX
CUSIP:	829800-10-1
Inception Date:	6/2/87
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays Intermediate Government Index** is a sub-index of the Bloomberg Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Bloomberg Barclays Government Bond Index is an Index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit U.S. Government Securities Fund is found on the back page of this publication.

Sit Quality Income Fund

As of September 30, 2017

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing under normal market conditions at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment grade debt securities issued by corporations and municipalities, and mortgage and other asset backed securities. Investment grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be "A" or better.

INVESTMENT STYLE

	Short	Interm	Long
High	■		
Mid			
Low			

Duration (columns), *Quality* (rows)

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Michael C. Brilley, 49 years
  Bryce A. Doty, CFA, 27 years
  Mark H. Book, CFA, 30 years
  Christopher M. Rasmussen, CFA, 17 Years

FUND DETAILS

Ticker:	SQIFX
CUSIP:	82979K-50-6
Inception Date:	12/31/12
Expense Ratio:	0.90%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	Since Inception	30-Day SEC Yield[1]
Quality Income	**0.21**	**0.85**	**0.47**	**0.57**	**1.52**
Bloomberg Barclays U.S. 1-3 Gov't/Credit Index	0.34	0.66	1.05	0.93	

3-month and since inception returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

U.S. Treasury/Federal Agency	35.2
Asset-Backed (non-agency)	13.6
Mortgage Pass-Through (Agy.)	13.6
Corporate Bonds	12.0
CMO (non-agency)	10.6
Taxable Municipal	7.9
Taxable Municipal (Agy-Backed)	4.4
Cash & Other Net Assets	2.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$69.3
Average Maturity:	7.9 Years
Effective Duration:	0.6 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays U.S. 1-3 Year Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage- and asset-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Quality Income Fund is found on page 19.

Sit Tax-Free Income Fund

As of September 30, 2017

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Tax-Free Income	**1.24**	**1.17**	**4.19**	**4.02**	**4.42**	**5.25**
Bloomberg Barclays 5-Year Muni Index	0.68	1.14	1.99	1.93	3.81	5.07

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

30-Day SEC Yield	2.63

Tax-Equivalent 30-Day Yields

28.0% Tax Rate	3.65
36.8% Tax Rate	4.16
38.8% Tax Rate	4.30
43.4% Tax Rate	4.65

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields include the 3.8% net investment income tax for the top three brackets, and represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate.

PORTFOLIO SECTOR ALLOCATION (%)

Single Family Mortgage	22.9
Multi Family Mortgage	21.9
Other Revenue	10.1
General Obligation	6.4
Insured	6.4
Education/Student Loan	6.0
Hospital / Health Care	5.6
Investment Companies	4.3
Sectors Less Than 4.0%	8.5
Cash and Other Net Assets	7.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$172.8
Average Maturity:	16.6 Years
Duration to Estimated Avg. Life:	2.6 Years

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
 Michael C. Brilley, 49 years
 Paul J. Jungquist, CFA, 23 years

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Tax-Free Income Fund is found on the last page of this publication.

Sit Minnesota Tax-Free Income Fund

As of September 30, 2017

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE



INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Michael C. Brilley, 49 years
  Paul J. Jungquist, CFA, 23 years

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Minnesota Tax-Free Income	**0.94**	**0.38**	**3.06**	**3.03**	**4.37**	**4.74**
Bloomberg Barclays 5-Year Muni Bond Index	0.68	1.14	1.99	1.93	3.81	4.36

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

		Tax-Equivalent 30-Day Yields	
30-Day SEC Yield	2.31	33.65% Tax Rate	3.48
		43.03% Tax Rate	4.05
		44.83% Tax Rate	4.19
		48.98% Tax Rate	4.53

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top three tax brackets and a Minnesota tax rate of 7.85% or 9.85% as applicable.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	19.9
Hospital / Health Care	16.9
Single Family Mortgage	14.7
Education/Student Loan	13.8
Municipal Lease	6.8
Other Revenue	5.4
Utility	4.4
General Obligation	4.0
Sectors Less Than 3.0%	8.8
Cash and Other Net Assets	5.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$535.0
Average Maturity:	15.7 Years
Duration to Estimated Avg. Life:	3.2 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Minnesota Tax-Free Income Fund is found on page 19.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. More information on these risks considerations, as well as information on other risks to which the Fund is subject are included in each Fund's prospectus. Prospectuses may be obtained on the Sit Mutual Funds website at www.sitfunds.com or by calling 800-332-5580 to request a prospectus.

Principal investment risks of each Sit Mutual Fund:

Sit Balanced Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Developing Markets Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. Risks are enhanced for emerging market issuers. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit ESG Growth Fund: Stocks of companies with ESG practices may not experience the same capital appreciation as companies without ESG practices. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Global Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit International Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Large Cap Growth Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Mid Cap Growth Fund: Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Minnesota Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws.

A relatively small number of Minnesota tax-exempt issuers may necessitate the fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to any single economic, political or regulatory occurrence than a more diversified fund.

The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Quality Income Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Small Cap Dividend Growth: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

(Principal investment risks of each Sit Mutual Fund are continued on next page.)

Sit Investment Associates
Sit Mutual Funds
80 S. Eighth Street, 3300 IDS Center
Minneapolis, MN 55402

In this issue,

Luncheon Speakers Forecast Growth • Investment Outlook and Strategy Summary • Remembering the Crash of 1987 • 2017 Capital Gains Estimates • Required Minimum Distributions • 2018 Investment Seminars • Sit Mutual Funds Third Quarter 2017 Performance

Principal investment risks of each Sit Mutual Fund (continued)

Sit Small Cap Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors.Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit U.S. Government Securities Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable

The Sit Mutual Funds Newsletter is published quarterly by Sit Investment Associates, 3300 IDS Center, 80 S. 8th Street, Minneapolis, MN 55402-2211. Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.